EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

November 16, 2006

TSX Venture Exchange: EMR
OTC Bulletin Board:  EGMCF
U.S. 20-F Registration:  000-51411
Frankfurt Stock Exchange:  EML

EMGOLD ANNOUNCES CHANGE TO ITS BOARD OF DIRECTORS

Emgold Mining Corporation (EMR - TSX Venture) (the “Company”) announces Mr. Joel D. Schneyer has resigned from the its Board of Directors for personal reasons.  The Company appreciates Mr. Schneyer’s contributions as a director.

On behalf of the Board of Directors,

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.